UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC FILE NUMBER 001-32434

CUSIP NUMBER 58734P105

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form N-SAR

For Period Ended:  December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not applicable

Part I--Registrant Information

Full name of Registrant:  Mercantile Bancorp, Inc.
Former Name if Applicable:  n/a

200 North 33rd Street
Address of Principal Executive Office (Street and Number)

Quincy, Illinois 62301
City, State and Zip Code

Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that:  ☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report on Form 10-K, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why the Form 10-K or portion thereof could not be filed within the prescribed time period.

Mercantile Bancorp, Inc. (the “Company”) could not file its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 within the prescribed time period without unreasonable effort or expense due to unanticipated delays in obtaining, assessing and determining the financial impact of appraisals of assets underlying certain loans and other assets the Company holds as the result of foreclosure proceedings.  The Company has been seeking these appraisals in the normal course of business in accordance with the Company’s customary annual loan and asset review policies and practices.  The Company plans to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 within fifteen calendar days or less.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

Ted T. Awerkamp	217	223-7300
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
 ☒ Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes     ☐ No

The Company cannot determine the change in results of operations from the corresponding period for the last fiscal year at this time for the reasons stated above under Part III.

*           *            *

Mercantile Bancorp, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2011	By: /s/Ted T. Awerkamp
Name: Ted T. Awerkamp
Title: President & CEO